Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel +1 212 259 8185 fax +1 212 649 9483 mricciardi@dl.com

April 23, 2008

BY EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Maiden Holdings, Ltd.
Registration Statement on Form S-1, amended March 28, 2008
File No. 333-146137

Dear Mr. Riedler:

On behalf of Maiden Holdings, Ltd. (the “Company”), we have enclosed copies of Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from Amendment No. 2 to the Registration Statement filed with the Commission on March 28, 2008.

The changes reflected in Amendment No. 3 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated April 17, 2008 to Max G. Caviet, President and Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we set forth below each comment from your comment letter in bold typeface and include the Company’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 3. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 3, which includes the prospectus as revised. The Company has authorized us to make the responses contained in this letter.

Mr. Jeffrey P. Riedler
April 23, 2008

In connection with our response, we are submitting the following materials:

1.	Five revised, clean courtesy copies of Amendment No. 3; and

2.	Five courtesy copies of Amendment No. 3, marked to show changes from Amendment No. 2 to the Registration Statement filed on March 28, 2008.

FORM S-1

Amendment No. 2 to the Form S-1
Cover Page

1.
We note your response to comment 2 and specifically to your disclosure that you “anticipate” that the selling shareholders will sell their shares, if any, at the prevailing prices on the Portal Market. Our previous comment sought for you to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing prices or privately negotiated prices. In the alternative, our previous comment noted that you may disclose the price or range that you expect your selling shareholders will sell their shares if you are able to demonstrate that your application with NASDAQ or the NYSE will be approved. Based on the disclosure you provide, it is unclear whether you will receive approval for listing on NASDAQ or NYSE. Therefore, it does not appear your current disclosure satisfies our comment. As such, the comment is reissued. Please revise your disclosure accordingly, or demonstrate to us that your listing application with NASDAQ or NYSE will be approved.

The Company has decided not to pursue a listing on the New York Stock Exchange at the present time and is applying to have its common shares approved for listing on the NASDAQ Global Market. Please see the prospectus cover page and pages 6, 25, 26, 39, 91, 121, 128 and II-1 of Amendment No. 3. Based on its discussions with the NASDAQ Global Market, the Company believes that it will be approved for listing. You can reach the Company’s contact at the NASDAQ Global Market, Jordan B. Saxe, at 212-401-8719.

Capitalization, paqe 41

2.
You disclose that you have “7,800,000 common shares issued and outstanding (actual)” and “59,550,000 common shares issued and outstanding” at December 31, 2007. As it appears from your balance sheet on page F-3 that you have 59,550,000 shares issued and outstanding, please remove your reference to 7,800,000 shares.

Mr. Jeffrey P. Riedler
April 23, 2008

Otherwise, please revise your disclosure to explain what these shares represent and explain why inclusion of these shares is relevant.

The Registration Statement has been amended to reflect the Staff’s comment. See page 41 of Amendment No. 3.

Compensation Disclosure and Analysis, page 94

3.
In light of your revised disclosure setting forth the amount of compensation paid to your named executive officers, to the extent that you benchmark salaries paid or to be paid to your executives to salaries paid by other companies, please identify the companies, disclose the criteria used to select them and the results of any comparisons to these companies.

The Company does not benchmark salaries or other compensation paid or to be paid to its executives to compensation paid by other companies.

4.
We note that you state the salaries are designed at a level consistent with individual experience, skills and contributions to your business. Please specify what you mean by contributions to your business. Please also explain what specific contributions the Compensation Committee considered in setting the salaries for each of your named executive officers for the 2007 fiscal year.

The Registration Statement has been amended to reflect the Staff’s comment. See page 94 of Amendment No. 3.

5.
You indicate on page 95 “the definitive employment agreements for each of [y]our named executive officers specify, or, in the case of Mr. Caviet, is expected to specify annual bonus targets for each executive.” Please disclose the specific bonus targets for each of your executives.

The employment agreements do not specify bonus targets. The Registration Statement has been amended accordingly. See page 94 of Amendment No. 3.

6.
Please disclose when the bonus payments for 2007 will be determined and the factors that will be considered in determining the bonuses. We note your statement that the bonus payments for the named executive officers, with the exception of Mr. Turin, will not be less than 20% of each officer’s salary. Please disclose the maximum bonus that can be awarded or state that there is no maximum. Additionally, explain how the policy of paying a minimum bonus of 20% of each executive officer’s salary addresses your compensation objectives.

Mr. Jeffrey P. Riedler
April 23, 2008

The Registration Statement has been amended to reflect the Staff’s comment. See pages 94, 96 and 97 of Amendment No. 3.

7.	Explain how the number of options awarded to each executive officer was determined.

The Registration Statement has been amended to reflect the Staff’s comment. See page 95 of Amendment No. 3.

Summary Compensation Table for 2007

8.
We note the risk factor entitled “The Chairman of the Board currently holds the positions of President and Chief Executive Officer . . . .” on page 9 you provide that “[d]uring the transitional period, we will also reimburse AmTrust for a proportionate share (based on the amount of time Mr. Caviet devotes to our Company) of Mr. Caviet’s salary.” Additionally, the disclosure in Footnote 2 to the Summary Compensation Table appears to imply that the accrued amount of $150,000 includes money owed to AmTrust as part of Mr. Caviet’s salary as your CEO. Because Item 402 of Regulation S-K requires the disclosure of all compensation awarded to, earned by or paid to named executive officers, please revise this footnote 2 to the table to disclose the amounts you have paid or will pay AmTrust relating to Mr. Caviet’s salary during your 2007 fiscal year. We note that according to AmTrust’s definitive proxy statement filed April 14, 2008, Mr. Caviet earned a salary of $496,075 during 2007. Additionally, revise the footnote and the risk factor to disclose the percentage of Mr. Caviet’s time that was devoted to your business and the percentage that was devoted to AmTrust’s business.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 9 and 96 of Amendment No. 3.

9.	Please disclose the date that Mr. Tait began serving as your Chief Financial Officer. Based on your disclosure, it is our understanding he commenced that position sometime in November 2007.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 94 and  96 of Amendment No. 3.

10.
We note your disclosure on page 94 that you have agreed to reimburse AmTrust for a proportionate share of Mr. Pipoly’s base salary based on the amount of time he devoted to your company. We also note your disclosure in Footnote 4 to the Summary Compensation Table that he was your interim Chief Financial Officer until November 2007 but that as of December 31, 2007 you had not yet accrued any amount for this purpose.

Mr. Jeffrey P. Riedler
April 23, 2008

Please revise the footnote to the table to provide the amounts paid to or owed to AmTrust relating to Mr. Pipoly’s salary. We note that according to AmTrust’s definitive proxy statement filed April 14, 2008, Mr. Pipoly earned $300,000 during 2007. Additionally, disclose the percentage of his time devoted to your business and the percentage of his time devoted to AmTrust’s business.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 94 and 96 of Amendment No. 3.

11.
We note your disclosure in footnote 6 to the Summary Compensation Table that the bonus payments for 2007 have not been formally determined by the board of directors. Please indicate when the board expects to formally any bonus amounts, if any.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 94, 96 and 97of Amendment No. 3.

Indemnification of Directors and Officers, page 118

12.
We note your revised disclosure in the last paragraph of this section that you have entered into indemnification agreements with your directors and officers containing provisions which are in some aspects broader than the specific indemnification provisions contained in your bye-laws. Please describe the differences between the provisions in the agreements with your directors and officers and the provisions contained in your bye- laws.

The Company believes that the indemnification agreements are no broader than the directors’ and officers’ rights under the Company’s bye-laws, since both documents provide for rights to indemnification to the extent permitted by law. Instead, the indemnity agreements specify detailed procedures that govern claims for indemnification, and thereby provide greater certainty in terms of how such claims will be handled. The Registration Statement has been amended accordingly. See pages 29, 119 and II-1 of Amendment No. 3.

Financial Statements
Note 14: Segments, page F-21

13.
Although you indicate that you operate in a single segment, you disclose in Business on page 63 and elsewhere various line of business written. Please revise your disclosure to provide your revenue by product or group of similar products as required by paragraph 37 of SFAS 131.

Mr. Jeffrey P. Riedler
April 23, 2008

The Registration Statement has been amended to reflect the Staff’s comment. See page F-21 of Amendment No. 3.

* * *

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 259-8185.

Sincerely,
/s/ Matthew M. Ricciardi
Matthew M. Ricciardi

cc:	Max G. Caviet
Maiden Holdings, Ltd.
48 Par-la-Ville Road, Suite 1141
Hamilton HM 11, Bermuda